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                                                              Exhibit (a)(1)(O)


FOR IMMEDIATE RELEASE


                          REXAM ANNOUNCES EXTENSION OF
                  TENDER OFFER FOR AMERICAN NATIONAL CAN GROUP
                                TO JULY 21, 2000


LONDON, ENGLAND (JULY 17, 2000)

Rexam PLC announced today that its tender offer for all outstanding shares of common stock of American National Can Group has been extended until 5:00 p.m., New York City time, on Friday, July 21, 2000, unless further extended in accordance with the terms of the tender offer.

The tender offer was previously scheduled to expire at 5:00 p.m., New York City time, on Wednesday, July 19, 2000.

The tender offer remains conditioned on, among other things, (a) the tender of a majority of the fully diluted shares of common stock of American National Can Group; and (b) the satisfaction of conditions relating to European Community merger control regulations.

The depositary for the offer, Citibank, N.A., had advised Rexam that 45,305,044 shares, or approximately 77% of the shares on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Friday, July 14, 2000.

Enquiries
Per Erlandsson
Director of Corporate Communications      +44(0)20 7227 4140